DWS SCUDDER

STRUCTURED NOTES

powered by

INDEX+ SECURITIES

INDEX+ SECURITIES

AN OUT-PERFORMANCE

ALTERNATIVE

ONE GLOBAL FORCE. ONE FOCUS YOU.

DWS SCUDDER Deutsche Bank Group

WORLD CLASS FINANCIAL ENGINEERING

+

INDUSTRY LEADING EDUCATION AND MARKETING

=

INNOVATIVE SIMPLICITY

ONE GLOBAL FORCE. ONE FOCUS YOU.

DWS SCUDDER Deutsche Bank Group

INDEX+ SECURITIES

1. INDEX+ SECURITIES: A PACKAGED RETURN GENERATION TOOL FOR INVESTORS

We believe that Structured Products are playing an ever-growing role in generating returns, as well as in assisting investors with managing portfolio risk and volatility

Index+ Securities are a Structured Product that provides investors with the potential to generate returns in excess of the performance of an underlying across a wide range of return scenarios

Index+ Securities may be structured to provide investors with exposure to a wide variety of assets including equity, equity indexes,

commodities and commodity indexes

2. DWS SCUDDER + DEUTSCHE BANK = INNOVATIVE SIMPLICITY

DWS Scudder and Deutsche Bank combine world class asset management, structuring and risk management expertise in a coordinated manner

DWS Scudder, the US retail brand name of Deutsche Asset Management (DeAM), strives to deliver superior performance and innovative investment solutions

Deutsche Bank, 2006 Global Derivatives House of the Year,1 is a global leader in derivatives and structuring across all asset classes

3. STRUCTURED PRODUCTS ARE ONE OF THE FASTEST GROWING INVESTMENTS IN THE US

Financial professionals have identified Structured Products as an increasingly important investment tool2

Investors are increasingly looking to Structured Products to meet specific stages of investor life cycles, as well as to provide innovative, solutions-oriented investments

1 Derivatives Week, November 13, 2006

2 Tomorrow’s Product for Tomorrow’s Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw, Creative Limited 2006.

STRUCTURED PRODUCTS

STRUCTURED PRODUCTS

Structured Products are financially engineered, packaged investments comprised of multiple components, typically a performance component and a principal component. The definition of Structured Products is sufficiently broad to include many traditional investments as well as those typically associated with the term. Currently, the most popular Structured Products in the US are structured notes.

Structured Products, including structured notes, offer investors an innovative financial tool kit complementary to more traditional investments such as equities, bonds, commodities and currencies. They provide individual investors and their advisors broad flexibility to manage investment needs.

Structured notes may complement a well diversified portfolio by giving investors:

Access to asset classes that may be difficult or uneconomic to invest in directly

Features, such as leverage or principal protection, that investors often do not have the ability to replicate in a cost effective manner

Potential to optimize the risk/return profile of a given asset class through the use of financial engineering

Potential to decrease overall portfolio volatility

Greater flexibility to design an outcome-based investment portfolio

Structured notes may be classified into three broad categories: Principal Protected, Yield Enhancement and Out-Performance:

Principal protected notes generally provide for full or substantially full principal protection at maturity

Yield enhancement notes typically give investors the opportunity to earn enhanced periodic, contingent coupon payments

Out-Performance notes generally provide for the potential to participate in enhanced returns, typically with limited or no principal protection and subject to an issuer call

Financial advisors and individual investors may select structured notes that fit a specific investor’s individual risk/return profile, create a more efficient portfolio and/or provide for a desired payout—be it greater current income, principal protection or enhanced exposure to a particular asset or assets.

4

STRUCTURED PRODUCTS

Structured notes, such as Index+ Securities, may be positioned along the risk/return continuum to provide investors with a specific risk/return profile for a given underlying. Index+ Securities, an Out-Performance type of investment, have a risk/return profile similar to equity, but with the potential for Out-Performance, subject to a call level.

Greater Return

RETURN

Reduced Return

PRINCIPAL PROTECTED

YIELD ENHANCED

OUT-PERFORMANCE

Equities

Closed End Funds

High Yield Bonds*

Investment

Grade Bonds*

Reduced Risk

RISK

Greater Risk

*Principal protected if held to maturity.

STRATEGY

STRATEGY

As retail and institutional investors seek more intelligent asset allocation, high absolute returns, capital protection and decreased volatility, Structured Products have been identified by financial professionals as an increasingly important investment tool to meet these complex demands1.

Index+ Securities provide investors with the potential to generate additional return above that of an underlying. Such an investment may yield higher absolute returns than a direct investment in the underlying, subject to a predetermined cap or call level.

Index+ Securities are an Out-Performance type investment. They are structured to out-perform an underlying asset, such as an equity index, in most market conditions while having a similar risk profile to such underlying asset. The value of Index+ Securities at maturity may be substantially less than their initial value resulting in a significant loss—just as the value of a direct investment in the underlying may decrease and result in loss.

However, the Out-Performance feature of Index+ Securities may result in better performance when compared to a direct investment in the underlying in such down market scenarios.

Index+ Securities are short dated investments that do not pay coupons. Instead, Index+ Securities provide for a one-time payment at maturity or upon being called by the issuer, whichever is earlier, based upon the performance of the underlying. The return at maturity is the performance of the underlying plus a predetermined percentage – which we refer to as the Out-Performance Amount – subject to a predetermined cap or call level.

1 Tomorrow’s Product for Tomorrow’s Client: Innovation imperatives in global asset management,

Professor Amin Rajan, Barbara Martin and Janette Shaw, Creative Limited 2006.

6

STRATEGY

The Out-Performance Amount provides return in excess of the return of the underlying. The Out-Performance Amount is a predetermined percentage, typically five to 10%, which provides that the Index+ Securities will out-perform a direct investment in the underlying, subject to the issuer’s right to call the securities at a specified call level.

INVESTMENT

Index+ Securities are SEC registered, corporate securities that carry the issuer’s credit ratings and have a fixed maturity date. Investors in Index+ Securities assume the issuer’s credit risk and any payments due on the securities, including any return of capital at maturity, are subject to the credit of the issuer.

UNDERLYING

Index+ Securities may be structured to provide investors with exposure to a variety of assets or sectors. The underlying may consist of single or multiple stocks, indices or other assets. The underlying may provide exposure across varying company sizes, stock exchanges, currencies, geographic regions or industry sectors.

BENEFITS

Potential to earn enhanced returns in excess of the performance of the underlying

Out-Performance Amount provides minimum return at maturity

Generally shorter maturities than principal protected structures

Reasonable to treat as “capital” instruments rather than debt (which would produce ordinary income and “phantom” income accruals)

RISKS

Index+ Securities are not principal protected, so investors may lose some or substantially all of their investment

Investor’s in Index+ Securities do not receive or participate in dividends or other distributions on the underlying

Enhanced returns may be limited to the call level by the issuer’s call right

Enhanced returns are only realized at maturity; subject to market conditions prior to maturity, Index+ Securities may trade at a discount

Investors have credit exposure to issuer for all amounts due on the securities

US tax consequences of an investment in Index+ Securities are unclear

COMPONENTS

Index+ Securities provide for a one-time payment at maturity or upon being called by the issuer, which ever is earlier, based upon two components: a Performance Component – which is the performance of the underlying; and an Out-Performance Component – which is a predetermined percentage that provides the excess return.

At maturity or upon being called by the issuer, which ever is earlier, investors receive the Performance Component plus the Out-Performance Component, subject to a maximum amount called the call level.

7

PERFORMANCE COMPONENT

The Performance Component tracks the performance of the underlying during the term of the Index+ Securities. The Performance Component is equivalent to the price return of the underlying and is determined by comparing the value of the underlying on the determination date, typically three trading days prior to maturity of the securities, to the value of the underlying on the date the securities were priced for initial sale.

If the percentage return of the underlying is equal to zero – that is, if the value of the underlying on the determination date is equal to the value of the underlying on the date the securities were priced – the Performance Component will equal 100%.

If the percentage return of the underlying is negative – that is, if the value of the underlying on the determination date is less than the value of the underlying on the date the securities were priced – the Performance Component will be less, and potentially substantially less, than 100%.

PERFORMANCE COMPONENT

PERFORMANCE COMPONENT

The amount of your initial investment returned at maturity will be reduced by the same percentage as the percentage reduction in the value of the underlying. For example, if the underlying has decreased by 20%, the amount paid upon maturity attributable to the Performance Component will be the original face amount decreased by the same amount, i.e., 20%. Therefore, the payment upon maturity attributable to the Performance Component would be 80% (i.e., 100% – 20%) of the original face amount.

If the percentage return of the underlying is positive – that is, if the value of the underlying on the determination date is greater than the value of the underlying on the date the securities were priced – the Performance Component will be greater than 100%.

100% of the face amount will be returned at maturity plus a percentage of the face amount equal to the same percentage as the percentage increase in the value of the underlying, subject to a maximum amount called the call level.

For example, if the underlying has increased by 7%, the amount paid upon maturity attributable to the Performance Component will be the original face amount increased by the same amount, i.e. 7%. Therefore, the Performance Component would be 107% (i.e., 100% + 7%) of the original face amount.

9

OUT-PERFORMANCE COMPONENT

OUT-PERFORMANCE COMPONENT

The Out-Performance Component is a predetermined percentage set on or prior to the date the securities are priced. This amount represents return in excess of the performance of the underlying.

The Out-Performance Component is the minimum return to investors – that is, if the value of the underlying would fall to zero, the investor would receive the Out-performance Component at maturity – subject to the credit of the issuer. For example, if at the determination date the value of the underlying has declined to zero, the investor would receive only the Out- Performance Component at maturity.

ISSUER CALL FEATURE

The issuer may elect to call Index+ Securities at any time after a predetermined period, typically the first anniversary of the date on which the securities were issued.

The issuer call feature limits the potential return of Index+ Securities. The price at which the securities may be called is a predetermined amount, expressed as a percentage in excess of the original face amount – for example 100% + 20%, or 120%.

If the issuer exercises its right to call the securities, the predetermined call level will be the maximum amount an investor will receive. In that case, the return on an investment in Index+ Securities may be less than that an investor would have received from a direct investment in the underlying.

10

OUT-PERFORMANCE COMPONENT

The chart below details the payout profile of hypothetical Index+ Securities with a 10% Out-Performance Amount and a 20% Call Level. The chart shows what the returns would be for these hypothetical Index+ Securities based upon the hypothetical performance of the underlying. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the Index+ Securities. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.

Hypothetical Index + Securities Return (%)

60

50

40

30

20

10

0

-10

-20

-30

-40

-50

70

80

90

100

110

120

130

140

Out-Performance Amount

If Called

Initial Level

Call Level

Underlying

Index+ Securities Return

Index+ Securities Return If Called

Underlying Return

PAYMENT AT MATURITY

HOW IS THE PAYMENT AT MATURITY OR UPON CALL BY THE ISSUER CALCULATED ON INDEX+ SECURITIES?

At maturity or upon being called holders of Index+ Securities will receive a one time payment based upon the performance of the underlying. The return at maturity is equal to the Performance Component plus the Out-Performance Component, subject to the call level if called by the issuer.

Subject to being called at the call level, the return at maturity on Index+ Securities is equal to the performance of the underlying plus the Out-Performance Amount

If, at maturity, the underlying has depreciated below its value on the date the Index+ Securities were priced, investors will participate one-for-one in any such depreciation, but will receive the Out-Performance Amount

Subject to the credit of the issuer, the maximum loss at maturity on Index+ Securities is equal to 100% minus the Out-Performance Amount (i.e., at maturity an investor in Index+ Securities will receive at least the Out-Performance Amount)

PAYMENT AT MATURITY

STEP 1

Determine the percentage return of the underlying, which is equal to:

(Value of the underlying on the determination date

÷

Value of the underlying on the date the securities were priced)

minus 1.00

STEP 2

Determine the Performance Component. The Performance Component is equal to the sum of 100% and the percentage return (positive or negative) of the underlying (from Step 1).

STEP 3

Determine the total percentage return of the Index+ Securities, which will be equal to the lesser of: (i) the Performance Component (from Step 2) plus the Out-Performance Component (which, as described above, is a predetermined percentage set on or prior to the date the Index+ Securities were priced), and (ii) the call level at which the securities may be called by the issuer.

STEP 4

Determine the total dollar payment at maturity, which will be equal to the total percentage return of the securities times the original face amount.

(Performance Component + Out-Performance Component) x Denomination

=

Total Dollar Payment at Maturity

HYPOTHETICAL PERFORMANCE

HYPOTHETICAL PERFORMANCE

As with any investment, Index+ Securities should be evaluated based upon many factors including, but not limited to, the potential return of the investment as well as both the risks and benefits to the investor of any such investment.

Certain benefits and risks of Index+ Securities will result in such an investment performing better in certain markets and worse in others.

In a bearish market, Index+ Securities will generally outperform a direct investment in the underlying. In a flat to moderately bullish market, Index+ Securities will also generally outperform a direct investment in the underlying. In a steadily rising bull market, Index+ Securities will likely under-perform a direct investment in the underlying due to the issuer call feature, which limits an investor’s return.

The chart and table on the following page illustrate the potential benefits and risks of hypothetical Index+ Securities linked to an equity index with a maturity of eighteen months, a call level of 15% and an Out-performance amount of 5%. The chart and table compare the performance of the hypothetical Index+ Securities to the performance of the underlying index over a hypothetical range of potential scenarios.

14

HYPOTHETICAL PERFORMANCE

This hypothetical example is for illustrative purposes only. Actual Index+ Securities offered may have different terms. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with Index+ Securities. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.

HYPOTHETICAL RETURN SCENARIOS AT MATURITY

INDEX VERSUS INDEX+ SECURITIES PERFORMANCE

Percent

Return

Hypothetical Index Return

Hypothetical Index+ Securities Return

30 20 10 0 -10 -20

HYPOTHETICAL INDEX+ SECURITIES

Hypothetical

Index Return

Hypothetical

Performance Component

Out-Performance Component

Hypothetical

Total Index+ Securities Return*

Hypothetical

Difference Between Index+ Securities and Index Return

Better Performing?

+20% +15% +10% +5% 0% -5% -10% -15% +20% +15% +10% +5% 0% -5% -10% -15% 5% 5% 5% 5% 5% 5% 5% 5% +15% +15% +15% +10% +5% 0% -5% -10% -5% 0% +5% +5% +5% +5% +5% +5%

Direct Investment

Identical

Index+ Securities

Index+ Securities

Index+ Securities

Index+ Securities

Index+ Securities

Index+ Securities

* Subject to predetermined Call Level of 15%.

ONE STORY: DWS SCUDDER

DWS SCUDDER AND DEUTSCHE BANK

DWS Scudder is the US retail brand name of Deutsche Asset Management (DeAM) – the global asset management division of Deutsche Bank with more than $716 billion in assets under management globally (as of December 31, 2006). DWS Scudder can trace its roots as a respected US asset manager back to 1919.

With a strong commitment to superior performance, innovation and leadership in intellectual capital, DWS Scudder offers a comprehensive and diverse family of products available through financial intermediaries, retirement plans and wrap programs. Through DWS Scudder, investors can tap into DeAM’s far-reaching global research organization of more than 700 investment professionals (as of December 31, 2006), who manage equity, fixed-income, balanced, cash, real estate and hedge fund investments around the world. Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is growing in North America, Asia and key emerging markets. With USD 1,254 billion in assets and 68,849 employees in 73 countries (as of December 31, 2006),

Deutsche Bank offers innovative financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients and aims to create exceptional value for its shareholders and people.

The partnership between DWS Scudder and Deutsche Bank’s Global Markets gives financial professionals and investors access to world class asset management, structuring and risk management capabilities in a coordinated manner.

16

DWS SCUDDER

+

DEUTSCHE BANK

=

INNOVATIVE SIMPLICITY

RISK FACTORS

YOUR INVESTMENT IN INDEX+ SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT OTHER THAN THE OUT-PERFORMANCE AMOUNT — Index+ Securities do not guarantee any return of your initial investment in excess of the Out-Performance Amount per $1,000 Security face amount. The return on the Securities at maturity is linked to the performance of an Underlying Index or Equity and will depend on whether, and the extent to which, the Underlying performance is positive or negative.

THE ISSUER’S RIGHT TO CALL THE SECURITIES PRIOR TO THE MATURITY DATE WILL LIKELY LIMIT YOUR RETURN ON THE SECURITIES — Your ability to participate in the appreciation of the Underlying will likely be limited by the exercise of the Issuer’s call right. If the Issuer calls the Securities, the return on each $1,000 Security face amount will be equal to the Call Level, and will not be determined by reference to the price or level of the Underlying.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as the agent’s commission and the Issuer’s estimated cost of hedging, are likely to adversely affect the value of the Securities prior to maturity. You should be willing and able to hold your Securities to maturity.

NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive coupon payments on the Securities or have voting rights or rights to receive cash dividends or other distributions on the Securities or the Underlying.

LACK OF LIQUIDITY — There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange.

THE ISSUER’S RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES — The Issuer and its affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, which could affect the level or price of the Underlying or the value of the Securities.

POTENTIAL CONFLICTS — Because the Issuer and its affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging its obligations under the Securities, the economic interests of the calculation agent and other affiliates of the Issuer are potentially adverse to your interests as an investor in the Securities.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Underlying on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the offering materials relating to any particular Security.

18

Deutsche Bank AG has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the Index+ Securities. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the Index+ Securities being offered that Deutsche Bank AG files with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and any applicable term sheet if you so request by calling toll-free 1-800-311-4409.

In connection with a particular offering of Index+ Securities, you may revoke your offer to purchase the Securities at any time prior to the time at which the Issuer accepts such offer by notifying the applicable agent. The Issuer reserves the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. The Issuer will, via the applicable agent, notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities.

You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

ISSUER FREE WRITING PROSPECTUS

File Pursuant to Rule 433

Registration Statement No. 333-137902

Dated: April 10, 2007

NOT FDIC/NCUA INSURED MAY LOSE VALUE

NO BANK GUARANTEE NOT A DEPOSIT

NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Scudder is part of Deutsche Asset Management, which represents the US asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.

DWS Scudder Distributors, Inc.

222 South Riverside Plaza Chicago, IL 60606-5808

www.dws-scudder.com e-mail rep@dws.com

Sales Support (800) 621-1148

Retirement Services Specialists (800) 522-1441

© 2007 DWS Scudder Distributors, Inc. All rights reserved. (4/07)

ONE GLOBAL FORCE. ONE FOCUS YOU.

DWS SCUDDER Deutsche Bank Group